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                             November 8, 2021

       Steven Orbuch
       Chief Executive Officer
       Sculptor Acquisition Corp I
       9 West 57th Street, 39th Floor
       New York, NY 10019

                                                        Re: Sculptor
Acquisition Corp I
                                                            Registration
Statement on Form S-1
                                                            Filed October 15,
2021
                                                            File No. 333-260302

       Dear Mr. Orbuch:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed October 15, 2021

       Prospectus Cover Page, page i

   1. We note the disclosure on the cover page regarding the ability to extend the time period to complete the initial
business combination. Your disclosure appears to provide two separate extensions.
Please provide clear disclosure throughout the prospectus of the interplay of these two
extensions and the differences. For instance, clarify whether the sponsor is required to
deposit additional funding into the trust account to extend the offering if the company
has entered into a letter of intent, agreement in principle or definitive agreement.
In addition, please provide clear disclosure each place you discuss the extensions that
public shareholders will not be offered the opportunity to vote on or redeem their shares in
connection with any such extension, such as in the definition of the completion window on
page 1. Lastly, please reconcile the summary risk factor
 Steven Orbuch
Sculptor Acquisition Corp I
November 8, 2021
Page 2
       disclosure on page 45 and the risk factor on page 58, which references only 2 extensions of 3 months each, with the cover page disclosure, which reflects a maximum of 3 extensions of 3 months each.
Exhibit Index, page II-3

2. We note the auditor's consent refers to their report dated June 4, 2021 but the report included on page F-2 does not include this date. Please include an updated consent in your next amendment that refers to the appropriate audit report date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at 202-551-3783 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameSteven Orbuch
                                                            Division of
Corporation Finance
Comapany NameSculptor Acquisition Corp I
                                                            Office of Real
Estate & Construction
November 8, 2021 Page 2
cc:       Michael Littenberg, Esq.
FirstName LastName